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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                        Commission file number: 001-16133

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                              Delcath Systems, Inc.
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        (Exact Name of Small Business Issuer as Specified in Its Charter)

           Delaware                                             06-1245881
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(State or Other Jurisdiction of                              (I.R.S. Employer
Incorporation or Organization)                              Identification No.)

                1100 Summer Street, 3rd Floor, Stamford, CT 06905
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                    (Address of Principal Executive Offices)

                                 (203) 323-8668
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                (Issuer's Telephone Number, Including Area Code)



If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box. [X]                                   box. [X]

Securities to be registered pursuant to Section 12(b) of the Act:
           Title of each class                    Name of each exchange on
           to be so registered                    each class to be registered
           ---------------------------            ---------------------------
           Common Stock Purchase Right            Boston Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:
           Title of each class                    Name of each exchange on
           to be so registered                    each class to be registered
           ---------------------------            ---------------------------
           Common Stock Purchase Right            Nasdaq Small Cap Market
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

              On October 30, 2001, Delcath Systems, Inc. (the "Company") entered into a Rights Agreement with American Stock Transfer & Trust Company (the "Rights Agreement") in connection with the implementation of the Company's stockholder rights plan (the "Rights Plan"). A copy of the Rights Agreement is attached hereto as Exhibit 4.7. The purpose of the Rights Plan is to deter, and protect the Company's stockholders from, certain coercive and otherwise unfair takeover tactics and enable the Board of Directors to represent effectively the interests of stockholders in the event of a takeover attempt. The Rights Plan does not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the Company and its stockholders.

              To implement the Rights Plan the Board of Directors declared a dividend of one common stock purchase right (a "Right") for each share of Common Stock of the Company, par value $0.01 per share (the "Common Stock") outstanding at the close of business on November 14, 2001 (the "Record Date") or issued by the Company on or after such date and prior to the earlier of the Distribution Date, the Redemption Date or the Final Expiration Date (as such terms are defined in the Rights Agreement). The dividend is payable on November 14, 2001 to stockholders of record on the Record Date. Each Right entitles the registered holder to purchase from the Company one share of Common Stock, at a price of $5.00 per share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

RIGHTS ATTACHED TO COMMON STOCK INITIALLY

              Common Stock certificates will evidence the Rights. A notation on the certificates will incorporate the Rights Plan and advise the certificate holder of the existence of the Rights. Until triggered, the Rights are transferred only with the Common Stock certificates. Common Stock certificates issued after November 14, 2001 will contain a legend referencing the existence of a stockholder rights plan. The surrender for transfer of outstanding Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock.

DISTRIBUTION OF RIGHTS

              The Company will mail separate certificates evidencing the Rights to holders of record of the Common Stock on the Distribution Date. The Distribution Date will be the date the Rights separate from the Common Stock, and will be the earlier to occur of the following two events:

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              - the close of business on the first day of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Stock; or

              - 10 business days following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Stock.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire on October 30, 2011, unless earlier redeemed or extended by the Board.

RIGHT TO PURCHASE COMPANY STOCK

              In the event a person becomes the owner of 15% or more of the outstanding shares of Common Stock and thus becomes an Acquiring Person (a "Flip-In Event"), the Rights not held by the Acquiring Person "flip-in" and, instead of continuing as rights to buy one share of Common Stock, become rights to buy from the Company shares of Common Stock having a value equal to two times the Purchase Price of the Right. In other words, a Rights holder (other than the Acquiring Person) may purchase Common Stock at a 50% discount from the then current fair market value.

              In the event there is insufficient Common Stock to permit exercise in full of the Rights, the Company must issue cash, property or other securities of the Company with an aggregate value equal to twice the Purchase Price.

              Upon the occurrence of any such Flip-In Event, any Rights owned by an Acquiring Person, its affiliates and associates and certain transferees thereof, shall become null and void.

RIGHT TO PURCHASE ACQUIRING PERSON STOCK

              In the event that a person becomes an Acquiring Person, the Company is then merged, and the Common Stock is exchanged or converted in the merger, then each Right (other than those formerly held by the Acquiring Person, which became void) would "flip-over" and be exercisable for a number of shares of Common Stock of the acquiring company having a market value of two times the Purchase Price of the Right. In other words, a Rights holder may purchase the acquiring company's common stock at a 50% discount from the then current fair market value.

EXCHANGE OF RIGHTS FOR COMMON STOCK

              After a Flip-In Event but before a "flip-over" event (as described above) occurs and before an Acquiring Person becomes the owner of 50% or more of the Common Stock, the Board may cause the Rights (either in whole or in part) to be exchanged for shares of Common

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Stock (or equivalent securities, of equal value) at a one-to-one exchange ratio or pursuant to an equivalent cashless exercise method. Rights held by the Acquiring Person, however, which became void upon the Flip-In Event, would not be entitled to participate in such exchange.

REDEMPTION

              The Rights may be redeemed by the Board at a redemption price of $0.01 per Right at any time prior to the earlier of:

             - the time that a person or a group becomes an Acquiring Person, or

             - October 30, 2011, the expiration date of the Rights Agreement.

Immediately upon redemption and without further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders will be to receive the redemption price.

EXPIRATION OF RIGHTS

              The Rights will expire on October 30, 2011, unless the expiration date is extended by amendment or unless the Rights are earlier redeemed or exchanged by the Company as described above.

AMENDMENTS OR SUPPLEMENTS

              For so long as the Rights are redeemable, the terms of the Rights may be amended or supplemented by the Board of Directors at any time and from time to time without the consent of the holders of the Rights. At any time when the Rights are not redeemable, the Board of Directors may amend or supplement the terms of the Rights, provided that such amendment does not adversely affect the interests of the holders of the Rights.

NO RIGHTS AS STOCKHOLDERS

              Until a Right is exercised, the holder thereof will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

MISCELLANEOUS

              In order to prevent dilution, the Purchase Price, the number of Common Stock or other securities or property purchasable upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in the Rights Agreement.

              The Company is not required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights (except as may be provided for in the Rights Agreement). In lieu of such fractional Rights, the Company will pay to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount of cash equal to the same fraction of the current market value of a whole Right.

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ITEM 2.  EXHIBITS.

           4.7 Rights Agreement, dated as of October 30, 2001, by and between Delcath Systems, Inc. and American Stock Transfer & Trust Company, as Rights Agent.


                                    SIGNATURE

                     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   DELCATH SYSTEMS INC.


Date: November 12, 2001            By:  /s/ M.S. Koly
                                       ---------------------------------
                                        M.S. Koly
                                        President and Chief Executive Officer



EXHIBIT INDEX

           4.7 Rights Agreement, dated as of October 30, 2001, by and between Delcath Systems Inc. and American Stock Transfer & Trust Company, as Rights Agent.




















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